Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23                                                        A Publicly-Held Company                                                        NIRE 35300010230

SUMMARIZED MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS

OF MAY 5, 2023

DATE AND TIME: On May 5, 2023, at 6:00 p.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Once the meeting started, the Board members examined the financial statements for the period from January to March 2023, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors.

After due consideration, the Board members have concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by submitting them to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute and after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), May 5, 2023. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence